# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Alaunos Therapeutics, Inc., CIK 0001107421
CUSIP: 98973P309
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 501 E LAS OLAS BLVD, SUITE 300, FORT LAUDERDALE, Florida (FL), 33301
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0002068010
Persons authorized to receive notices and communications: Ross D. Carmel, Esq., Sichenzia Ross Ference Carmel LLP, 1185 Avenue of the Americas, 31st Floor, New York, New York (NY), 10036, 2126580458

## Reporting persons
- PMGC CAPITAL LLC (CIK 0002068010): type of reporting person: corporation (CO); citizenship or place of organization: Nevada (NV); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- PMGC Holdings Inc. (CIK 0001840563): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
  Comment: PMGC Holdings Inc. ("PMGC Holdings") is, as of the date of this Amendment No. 1, the sole member of PMGC Capital LLC ("PMGC LLC"). As of August 25, 2025 (please refer to Item 4 of this Amendment No. 1, below, for additional detail in relation to this date), the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of Common Stock of the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Alaunos Therapeutics, Inc.
Address of issuer's principal executive offices: 501 E LAS OLAS BLVD, SUITE 300, FORT LAUDERDALE, Florida (FL), 33301
Comment:
Explanatory Note

Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 to Schedule 13D (this "Amendment No. 1") amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on May 14, 2025 (the "Original Schedule 13D").

This Amendment No. 1 ("Amendment No. 1") relates to the common stock, par value $0.001 per share ("Common Stock"), of Alaunos Therapeutics, Inc., a Delaware corporation (the "Issuer"), owned by PMGC Capital LLC and PMGC Holdings Inc. (PMGC Capital LLC and PMGC Holdings Inc., collectively, the "Reporting Persons") and is the final amendment to the Original Schedule 13D and an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Name of person filing: This Amendment No. 1 to Schedule 13D is filed on behalf of PMGC Capital LLC ("PMGC LLC"). PMGC Holdings Inc. ("PMGC Holdings") is currently the sole member of PMGC LLC. Currently, PMGC Holdings no longer exercises any voting and dispositive control over the Common Stock previously beneficially owned by PMGC LLC.
Residence or business address: The principal business address of PMGC LLC is 120 Newport Center Drive, Ste. 249, Newport Beach, California 92660.
Present principal occupation or employment: PMGC LLC is a multi-strategy investment firm focused on direct investments, strategic lending, and acquiring undervalued companies and assets across diverse markets. PMGC LLC is a wholly-owned subsidiary of PMGC Holdings.
Criminal convictions in the last five years: During the last five years, neither PMGC LLC nor PMGC Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither PMGC LLC nor PMGC Holdings has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: PMGC LLC is organized under the laws of Nevada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby replaced in its entirety as follows:

Not applicable. This Amendment No. 1 reports the Transactions (as defined below).

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby replaced in its entirety as follows:

Between June 16, 2025 and August 22, 2025, PMGC LLC sold all of Common Stock of the Issuer on the open market at prices ranging between $1.92 to $4.53 (such sales, in the aggregate, the "Transactions"). As of August 25, 2025, PMGC LLC's settlement date of the August 22, 2025 sales of the Issuer's Common Stock, the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Original Schedule 13D is hereby replaced in its entirety as follows:

As of August 25, 2025, the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Original Schedule 13D is hereby replaced in its entirety as follows:

As of August 25, 2025, the Reporting Persons are no longer beneficial owners or no longer may be deemed to be beneficial owners (as the case may be), of any shares of Common Stock.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Original Schedule 13D is hereby replaced in its entirety as follows:

Between June 16, 2025 and August 22, 2025, PMGC LLC sold all of the Common Stock of the Issuer on the open market at prices ranging between $1.92 to $4.53.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- PMGC CAPITAL LLC: /s/ Graydon Bensler, Graydon Bensler, Manager of PMGC Capital LLC (09/05/2025)
- PMGC Holdings Inc.: /s/ Graydon Bensler, Graydon Bensler, Chief Executive Officer of PMGC Holdings Inc. (09/05/2025)